Exhibit 99.1

Silynxcom Announces Full Year 2025 Financial Results: Strong Balance Sheet Maintained and Strong Start to 2026, Demonstrating Significant Momentum

Netanya, Israel, April 30, 2026 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today has released its consolidated financial results for the full year ended December 31, 2025, together with a strong business update for the beginning of 2026.

Nir Klein, Chief Executive Officer of Silynxcom, commented: “In 2025, we acted strategically and proactively to expand the presence and brand awareness of Silynxcom in new markets. We established strategic relationships with new distributors, agents and resellers and significantly strengthened our global channel network.

We laid a solid foundation in many countries across Asia and reinforced our existing relationships in additional markets worldwide. These efforts are already bearing fruit. Since the beginning of 2026, we have experienced impressive sales momentum, including orders from new customers and winning key tenders. Further strengthening our relationships with existing clients, the current backlog of approximately $7.3 million year to date has already surpassed the total revenues of 2025.

We are fully committed to maintaining this strong momentum throughout 2026 and continuing to expand our global footprint while delivering greater value to our customers around the world.”

Key Highlights for 2025:

●	Revenues for the year ended December 31, 2025 amounted to $5.8 million. The Company maintained a solid gross profit of $2.1 million, demonstrating continued product-level profitability despite a challenging macro environment.

●	Successful capital raise: Completed an underwritten public offering in April 2025, raising approximately $2.9 million gross ($2.39 million net) – strengthening the Company’s cash position and financial flexibility.

●	Cash and cash equivalents as of December 31, 2025 totaled $2.98 million. In April 2025, the Company successfully closed an underwritten public offering of 1,290,000 ordinary shares at a public offering price of $2.25 per share, for gross proceeds of approximately $2.9 million, further strengthening its financial position.

●	Positive shareholders’ equity: Preserved a healthy equity base of $5.43 million as of December 31, 2025.

●	Significant ongoing demand from the Israeli Defense Forces: Israel remained the Company’s primary market in 2025, contributing $4.32 million (approximately 74% of total 2025 revenue), driven by heightened demand for tactical communication systems.

As of April 30, 2026, the Company had a backlog of approximately $7.3 million, representing signed and committed customer orders that have not yet been fully delivered a portion of which has already been recognized as revenue in 2026. Orders reflected in backlog are subject to adjustment, including as a result of delivery schedule changes, cancellations, delay, modification by customers and fulfillment issues, which can result in delays in shipment that would thereby elevate backlog. As such, we believe that our backlog at any given date may not be a reliable indicator of future results.

The Company has filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”), which can be accessed on its website at https://www.silynxcom.com/. Shareholders may request, free of charge, a hard copy of the Annual Report, which includes Silynxcom’s complete audited consolidated financial statements for the year ended December 31, 2025, by contacting ir@silynxcom.com.

About Silynxcom Ltd.

For additional information about the Company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses impressive sales momentum and maintaining this strong momentum throughout 2026 and continuing to expand our global footprint while delivering greater value to its customers around the world. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on April 30, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

Michal Efraty
ir@silynxcom.com